International Energy, Inc.
1200 G Street, NW
Suite 800
Washington, DC 20005

Via Edgar and Federal Express
United States Securities and Exchange Commission
Washington, D.C. 20549-6010
Division of Corporation Finance

June 6, 2011

Re: International Energy, Inc.
Form RW Withdrawal of Registration Statement on Form S-8
(SEC File No. 333 - 127822) filed August 24, 2005

To whom it may concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, International Energy, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s registration statement on Form S-8, together with all exhibits thereto (collectively, the “Registration Statement”) filed with the Commission (SEC File No. 333-127822). The Registration Statement was filed on August 24, 2005, and has not been amended since that date.

The Company submits this request for withdrawal as it is now considered a “shell company” under Commission rules and, pursuant to Title 17 CFR §239.16b, is no longer permitted to use Form S-8. The Company confirms that no securities have been sold pursuant to the Registration Statement or the prospectus contained therein. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.

Accordingly, the Company hereby respectfully requests that a consent to this withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please forward copies of the consent to the withdrawal of the Registration Statement to the undersigned via facsimile at 248-671-0315 and via mail at 1200 G Street, NW, Suite 800 Washington, DC 20005, with a copy to Joseph Sierchio, Esq. of Sierchio & Company, LLP, via facsimile at 212-246-3039.

Sincerely,

International Energy, Inc.

By: /s/ Amit S. Dang
Amit S. Dang, President, CEO & CFO